

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2024

James Sullivan
Chief Financial Officer
Peraso Inc.
2309 Bering Dr.
San Jose, California 95131

Re: Peraso Inc.
    Registration Statement on Form S-1
    Filed December 22, 2023
    File No. 333-276247

Dear James Sullivan:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Gregory Herbers at 202-551-8028 with any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Manufacturing

cc: Blake Baron